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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                       MILLSTREAM ACQUISITION CORPORATION
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   601316102
                                   ---------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 2004
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP NO.: 601316102                                           Page 2 of 9 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR CAPITAL PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  1,097,734
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,097,734
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,097,734

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  22.9%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP NO.: 601316102                                           Page 3 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR ADVISORS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  1,097,734
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,097,734
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,097,734

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  22.9%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP NO.: 601316102                                           Page 4 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  OTQ LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  254,166
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   254,166
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  254,166

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  5.3%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP NO.: 601316102                                           Page 5 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MARK H. RACHESKY, M.D.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  UNITED STATES OF AMERICA

                           7        Sole Voting Power
 Number of                                  1,526,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,526,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,526,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  31.9%

14       Type of Reporting Person (See Instructions)

                  IN; HC

                                                               Page 6 of 9 Pages


                  This Amendment No. 3 to Schedule 13D relates to the Common Stock, par value $0.0001 per share (the "Shares") of Millstream Acquisition Corporation (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D, dated May 6, 2004 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 3 is being filed by the Reporting Persons to report the number of Shares which the Reporting Persons may be deemed to beneficially own has increased by more than one percent of the current amount of outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) MHR Capital Partners LP ("Capital Partners");

                  (ii) MHR Advisors LLC ("Advisors");

                  (iii) OTQ LLC ("OTQ"); and

                  (iv) Mark H. Rachesky, M.D. ("Dr. Rachesky")

                  This Statement relates to the Shares held for the accounts of Capital Partners and OTQ and certain trusts, retirement and charitable foundation accounts (the "Personal Accounts") established by Dr. Rachesky. Dr. Rachesky exercises voting and/or investment control over the portfolio securities of such Personal Accounts and, in such capacity, may be deemed to beneficially own the Shares and other securities held for the accounts of the Personal Accounts.

Item 3.           Source and Amount of Funds or Other Consideration

                  Capital Partners expended approximately $747,178 of its working capital to purchase the securities reported herein as having been acquired since May 28, 2004 (the date of the last filing on Schedule 13D), as set forth in Annex A herein.

Item 5.           Interest in Securities of the Issuer

                  According to information provided by the Issuer in its most recent quarterly report on Form 10-Q, the amount of Shares outstanding is 4,775,000 as of April 30, 2004.

                  (a) (i) Capital Partners and Advisors may be deemed the beneficial owner of 1,097,734 Shares (approximately 22.9% of the total number of Shares outstanding). This number consists of 1,097,734 Shares held for the account of Capital Partners.

                      (ii) OTQ may be deemed the beneficial owner of 254,166 Shares (approximately 5.3% of the total number of Shares outstanding). This number consists of 254,166 Shares held for its account.

                      (iii) Dr. Rachesky may be deemed the beneficial owner of 1,526,000 Shares (approximately 31.9% of the total number of Shares outstanding). This number consists of A) 1,097,734 Shares held for the account of Capital Partners, B) 254,166 Shares held for the account of OTQ, and C) 174,100 Shares held for the accounts of the Personal Accounts.

                                                               Page 7 of 9 Pages


                  (b) (i) Capital Partners and Advisors may be deemed to have the sole power to direct the voting and disposition of the 1,097,734 Shares which may be deemed to be beneficially owned by Capital Partners and Advisors as described above.

                      (ii) OTQ may be deemed to have the sole power to direct the voting and disposition of the 254,166 Shares which may be deemed to be beneficially owned by OTQ as described above.

                      (iii) Dr. Rachesky may be deemed to have the sole power to direct the voting and disposition of the 1,526,000 Shares which may be deemed to be beneficially owned by Capital Partners and OTQ as described above.

                  (c) Except for the transaction listed on Annex A hereto, which was effected in the over-the-counter market in a routine brokerage transaction, there have been no transactions with respect to the Shares since May 28, 2004 (the date of the most recent filing on Schedule 13D) by any of the Reporting Persons.

                  (d) (i) The partners of Capital Partners, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners in accordance with their partnership interests in Capital Partners.

                      (ii) The members of OTQ have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of OTQ in accordance with their membership interests in OTQ.

                      (iii) Included within the Personal Accounts are certain trusts. The beneficiaries of certain of these trusts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective trusts in accordance with their beneficiary interests in their respective trusts.

                  (e) Not Applicable.

                                                               Page 8 of 9 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 8, 2004                    MHR CAPITAL PARTNERS LP

                                      By: MHR Advisors LLC,
                                          its General Partner


                                      By: /s/ Hal Goldstein
                                          -----------------------------------
                                          Name: Hal Goldstein,
                                          Title:  Vice President


                                      MHR ADVISORS LLC


                                      By: /s/ Hal Goldstein
                                          -----------------------------------
                                          Name: Hal Goldstein,
                                          Title:  Vice President


                                      OTQ LLC


                                      By: /s/ Hal Goldstein
                                          -----------------------------------
                                          Name:  Hal Goldstein
                                          Title:  Authorized Signatory

                                      MARK H. RACHESKY, M.D.


                                      By: /s/ Mark H. Rachesky, M.D.
                                          -----------------------------------

                                                               Page 9 of 9 Pages


                                     ANNEX A
                    RECENT TRANSACTIONS IN THE SECURITIES OF
                       MILLSTREAM ACQUISITION CORPORATION

                           Date of       Nature of     Number of
For the Account of       Transaction     Transaction   Securities          Price
------------------       -----------     -----------   ----------          -----

MHR Capital Partners     July 6, 2004       Buy        115,000 shares    $6.4972